Contacts:

Lorus Therapeutics Inc.

Media Contacts:

Grace Tse

Susana Hsu

Corporate Communications

Mansfield Communications

(416) 798-1200 ext. 380

(416) 599-0024

ir@lorusthera.com

susana@mcipr.com

LORUS ANNOUNCES THE APPOINTMENT OF TWO NEW DIRECTORS

TSX:

LOR

AMEX:

LRP

TORONTO, CANADA, October 2, 2006 - Lorus Therapeutics Inc. ("Lorus"), a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, today announced the appointment of Georg Ludwig and Dr. Michael Moore as directors of the company.

Mr. Ludwig is the Managing Director of ConPharm Anstalt, a consulting and management company specializing in life sciences funds.  Prior to January 2005, Mr. Ludwig was a Managing Director at HighTech Private Equity, a leading European venture capital fund focused exclusively on providing financial support for the development of innovative products based on applied technologies and life sciences.

Life sciences companies in the HighTech portfolio have development programs in neurology, rheumatology and oncology and are managed by professionals with both operational and strategic experience within these areas. Mr. Ludwig has significant and diverse project management experience, including mergers and acquisition at Bayer AG and Bankhaus Sal. Oppenheim.

Dr. Moore is currently the Chief Executive Officer of Piramed Limited, a UK-based biopharmaceutical company with a focus on novel classes of small molecule, anti-inflammatory and anti-tumour agents.  Prior to joining Piramed in August 2003, Dr. Moore held several progressive positions in the biopharmaceutical industry (1988-2003), culminating in the position of Chief Scientific Officer and Research Director at Xenova Group plc.

Prior to that, Dr. Moore held a tenured Cancer Research Campaign appointment at the Christie Hospital Trust Paterson Institute for Cancer Research and an Honorary Readership in Immunology and Oncology at Manchester University Medical School. Dr. Moore is also currently on the Board of Directors of Trillium Therapeutics Inc. a private biotechnology company located in Toronto, Ontario.

"We are very pleased to add two distinguished and experienced individuals to our Board of Directors," said Mr. Strachan, chair of the board of directors of Lorus. "The considerable experience of both individuals in the biopharmaceutical industry from both a science and business perspective are integral as Lorus continues to develop its multiple product platforms."

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has product candidates in human clinical trials with seven Phase II clinical trial programs, as well as one Phase II and one Phase III clinical trial recently completed.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: our expectations regarding future financings, our plans to conduct clinical trials, the successful and timely completion of clinical studies and the regulatory approval process, our plans to obtain partners to assist in the further development of our product candidates, the establishment of corporate alliances, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “believe”, “plan”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

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our ability to obtain the capital required for research and operations

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the regulatory approval process;

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the progress of our clinical trials;

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our ability to find and enter into agreements with potential partners;

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our ability to attract and retain key personnel;

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changing market conditions; and

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other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our Annual Report underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through the Company’s Internet site: http://www.lorusthera.com.